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                               September 10, 2020

       Alex Dunn
       Chief Executive Officer
       Executive Network Partnering Corporation
       137 Newbury Street
       7th Floor
       Boston, MA 02116

                                                        Re: Executive Network
Partnering Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed September 9,
2020
                                                            File No. 333-248267

       Dear Mr. Dunn:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1

       Performance Shares, page 121

   1. We note your response to prior comment 3. On page 2 you disclose that ENPC was formed as a partnership
among Paul Ryan, Solamere Capital, and Alex Dunn. Please
                                                        clarify whether ENPC
Holdings, LLC may have any potential conflicts of interest with you in approving a
partnering transaction. For example, according to the terms of the performance shares ENPC
Holdings, LLC must consent to an acquisition of any entity or business with assets at
a purchase price greater than 10% or more of your total assets or an issuance of Class A
shares in excess of 20% of your then outstanding Class A shares.
                                                        Please disclose any
conflicts of interest throughout the filing, including the risk factors, as appropriate.
 Alex Dunn
Executive Network Partnering Corporation
September 10, 2020
Page 2
Part II. Information not Required in Prospectus
Item 16. Exhibits and Financial Statement Schedules
Exhibit 5.1, page II-6

2. Please delete clause (iii) in paragraph (2) of the legal opinion which assumes that appropriate corporate action has been taken to authorize the issuance and sale of the common stock. For guidance, see Section II(B)(3)(a) of Staff Legal Bulletin No. 19 (CF)
      (October 14, 2011).
        You may contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-
3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713
with any other questions.



                                                         Sincerely,
FirstName LastNameAlex Dunn
                                                     Division of Corporation
Finance
Comapany NameExecutive Network Partnering Corporation
                                                     Office of Real Estate &
Construction
September 10, 2020 Page 2
cc:       Christian Nagler, Esq.
FirstName LastName